Room 4561
								August 23, 2005

Jon R. Latorella
Chairman of the Board, President and
      Chief Executive Officer
LocatePLUS  Holdings Corporation
100 Cummings Center, Suite 235 M
Beverly, MA  01915

Re:	LocatePLUS Holdings Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
		File No. 0-49957

Dear Mr. Latorella:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview

1. We note your statement, in the second paragraph on page 12, that you made a significant change to your billing practice in 2004 by implementing a minimum usage fee. Tell us the details of these changes, including the significant terms of your billing arrangements both before and after the changes, when these changes were implemented, the impact on your revenue recognition policy and the quantitative impact on the amount of revenue recognized in the period of implementation and in periods subsequent to adoption.

2. Your disclosure on page 10 suggests that for revenue recognition purposes, delivery of your LocatePLUS product is considered complete
"when there is either an agreed upon royalty fee or the requested information is downloaded." Tell us how delivery is accomplished in each situation.

Results of Operations

Year ended December 31, 2004 compared to year ended December 31,
2003

3. We note your statement, in the first paragraph on page 13, that revenue from your LocatePLUS and Entersect products increased $4.1 million, or 61.5%, in 2004. Please tell us what portion of this increase, if any, was attributable to the changes in billing practices described on page 12. Tell us what consideration you gave to disclosing this trend in MD&A.

Item 8A - Controls and Procedures, page 18

4. Your disclosure appears to be substantially similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. However, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rules. Please advise whether for the periods covered by the reports referenced above, your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under
the Exchange Act is accumulated and communicated to your
management
including your chief executive officer and chief financial
officer,
to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please note that this comment is also applicable to the Forms 10-QSB for the fiscal quarters ended March
31
and June 30, 2005 and should be considered in your future filings.

Forms 10-QSB for the Fiscal Quarters Ended March 31 and June 30,
2005

Note 2 - Subsequent Events, Page 8

5. You disclose that on July 8, 2005, the completed a private placement of convertible term notes of $8 million. Tell us how you will account for these convertible term notes. That is, indicate whether these notes contain a beneficial conversion feature. Tell us how your accounting complies with EITF 98-5 and 00-27.

Item 3 - Controls and Procedures

6. We note your statements in the above-referenced Forms 10-QSB, that there were no "significant changes in the Company`s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-K.
See also Exchange Act Rule 13a-15(d). Please tell us for the quarters ended March 31, 2005 and June 30, 2005, whether there was "any change" that "materially affected or was reasonably likely to materially affect," your internal controls over financial reporting.

7. In your previous correspondence with the Staff, dated January
20,
2005, you stated that "at no time has the Company discovered, or reported in any of its reports filed with the Commission, any significant deficiency or material weakness" and that no corrective actions were therefore necessary. In your correspondence you indicated that future references to such corrective actions would be removed unless such actions were "actually necessary, identified or undertaken". Please tell us the nature of any significant deficiencies or material weaknesses have since been identified.

Form 8-K Reporting Obligations

8. We note your issuance of recent press releases such as "LocatePLUS
Posts Record Preliminary First Quarter Revenues of $2.9 Million" (June 1, 2005), "LocatePLUS Online Customer Base Reaches 20,000 Users" (June 9, 2005), "LocatePLUS Awarded $6 Million Channel Partnership" (October 28, 2004). Tell us what consideration you give to potential reporting obligations under Form 8-K when issuing press releases. For each of the press releases identified as examples above, tell us how you determined that no reporting obligation existed.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.


      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting




Mr. Jon R. Latorella
LocatePLUS Holdings Corporation
August 23, 2005
Page 4